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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D /A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        ACE MARKETING & PROMOTIONS, INC.
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                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   004409 10 8
                                   -----------
                                 (CUSIP Number)

   Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road,Westbury,
                            NY 11590 (516-487-1446)
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                December 15, 2008
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 004409 10 8                                          Page 2 of 4 Pages

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Domenico L. Iannucci
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     NOT APPLICABLE
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         989,660
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           989,660
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     989,660
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     10.2%
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14.  Type of Reporting Person (See Instructions)
     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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CUSIP No. 004409 10 8                                          Page 3 of 4 Pages


Item 1.  Security and Issuer

         This statement relates to the Common Stock of Ace Marketing & Promotions, Inc. (the "Issuer"). The Issuer's executive office is located at 457 Rockaway Avenue, Valley Stream, NY 11581.


Item 2.  Identity and Background

         (a) Domenico L. Iannucci

         (b) 150G School St, Westbury, NY 11590

         (c) Construction

         (d) Not applicable.

         (e) Not applicable.

         (f) USA

Item 3.  Source and Amount of Funds or Other Consideration

         Personal funds.

Item 4.  Purpose of Transactions

         (a) - (j) Not applicable.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) As of January 15, 2009, the Issuer has outstanding 9,211,615 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 989,660 shares of Common Stock (inclusive of outstanding options/warrants to purchase 450,000 shares), representing 10.2% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him.

         (c) On June 28, 2008, the reporting person purchased Preferred Stock from the issuer which converted into 200,000 shares of Common Stock on December 15, 2008.


         (d) - (e) Not Applicable


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CUSIP No. 004409 10 8                                          Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Not applicable.

Item 7. Materials to be filed as Exhibits

        Not applicable.


        Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  January 21, 2009


        Signature By: /s/ Domenico L. Iannucci
                      ------------------------------------------------
                      Domenico L. Iannucci